As filed with the Securities and Exchange Commission on February 7, 1999
                                                    Registration No. 333-94053


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1
                                       to
                                    FORM S-2
                             REGISTRATION STATEMENT


                        SUPERCONDUCTOR TECHNOLOGIES INC.
             (Exact name of registrant as specified in its charter)


        Delaware                            3679                            77-0158076
(State or Other Jurisdiction      (Primary Standard Industrial          (I.R.S. Employer
   of Incorporation or             Classification Code Number)        Identification Number)
      Organization)

                                 460 Ward Drive
                           Santa Barbara, CA 93111-2310
                                 (805) 683-7646
    (Address, Including Zip Code, And Telephone Number, Including Area Code,
                  Of Registrant's Principal Executive Offices)

                                 M. Peter Thomas
                      President and Chief Executive Officer
                        SUPERCONDUCTOR TECHNOLOGIES INC.
                                 460 Ward Drive
                          Santa Barbara, CA 93111-2310
                                 (805) 683-7646
            (Name, Address, Including Zip Code, And Telephone Number,
                   Including Area Code, Of Agent For Service)

                                    Copy to:

                               Theodore R. Maloney
                               NIDA & MALONEY, LLP
                               800 Anacapa Street
                          Santa Barbara, CA 93101-2212
                                 (805) 568-1151


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------

TITLE OF EACH                                        PROPOSED MAXIMUM      PROPOSED MAXIMUM
CLASS OF SECURITIES                   AMOUNT TO       OFFERING PRICE           AGGREGATE               AMOUNT OF
TO BE REGISTERED                    BE REGISTERED      PER SECURITY(1)      OFFERING PRICE(1)        REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value    2,473,701 shares        $3.25               $8,039,529               $2,123(2)
-----------------------------------------------------------------------------------------------------------------------
(1)  The maximum  offering  prices are estimated  solely for the purpose of computing the amount of the registration fee pursuant to Rule 457.
(2)  $2,480 was previously paid.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED __________, 1999



                                2,473,701 SHARES






                                      LOGO



                                  COMMON STOCK



     This prospectus relates to 2,473,701 shares of Superconductor Technologies Inc. common stock that we are offering to The State of Wisconsin Investment Board and a limited number of other purchasers. The offering price will be $3.25 per share. Superconductor will receive all of the proceeds from this offering.


     Our common stock is traded in the Nasdaq Stock Market National Market System under the symbol "SCON." On __________, 2000, the last reported sales price of our common stock on Nasdaq was $____ per share.

     Investing in our common stock involves risk. See "Risk Factors" beginning on page 7.


                                                          Proceeds to
                                Price to Purchasers      Superconductor
                               --------------------    -------------------
          Per share..........    $                       $
          Total..............    $                       $


     Neither the Securities and Exchange Commission nor any state securities commission has approved of or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We expect to deliver the shares of common stock to the purchasers on or about ________, 2000.














                  The date of this prospectus is February   , 2000

                            The SuperFilter(R) System


      [GRAPHIC SHOWING PRINCIPAL FEATURES OF SUPERFILER (R) SYSTEM OMITTED]

                               PROSPECTUS SUMMARY

     The following is only a summary. You should refer to the detailed information and financial statements and accompanying notes contained elsewhere in this prospectus and in the documents delivered with this prospectus and referenced under the heading "Information Incorporated by Reference."

                        SUPERCONDUCTOR TECHNOLOGIES, INC.

     Superconductor Technologies Inc. manufactures and markets high performance subsystems that incorporate high-temperature superconducting, or HTS, materials and cryogenic technologies. Our principal product line, the SuperFilter(R) system, is a front-end filter and amplifier system designed to dramatically improve the performance of wireless telecommunications base stations.

     Superconductivity is a physics phenomenon resulting in a lack of electrical resistance in certain materials when cooled to low temperatures. Zero electrical resistance can provide fundamental performance improvements for many electrical and electronic components. Superconductors have the potential for widespread use in many different applications, ranging from microelectronics, such as radio frequency circuits, to levitating trains and ultra-efficient power lines.

     Several years ago, we identified the wireless telecommunications market as the most viable path to commercialization of HTS because of the current and expected rapid growth of the market and our ability to address critical needs of the market with HTS. Wireless communications markets are growing rapidly on a global scale with many developing countries deploying wireless technology as an alternative to wireline networks. In many U.S. and European metropolitan and rural areas, the growth of traditional cellular and newer digital networks is leading to coverage, call quality, and capacity problems.

     The Cellular Telecommunications Industry Association, or CTIA, reported approximately 69.2 million wireless phone subscribers in the U.S. as of December 31, 1998. The year-end 1998 number represents a 25.1% annual increase over the 1997 subscribers at year-end and a 34% annual increase over the past five years. It is anticipated that this growth trend will continue for the next two to three years, and slightly taper thereafter. The CTIA estimates that there will be roughly 128 million wireless voice subscribers in the U.S. by year-end 2004, representing penetration of approximately 45%. Analysts estimate that the worldwide number of wireless subscribers will increase nearly five-fold over the next four years - to 975 million in 2003. To provide services to these customers, it is estimated that the number of installed base stations will increase from 200,000 in 1998 to 1.1 million in 2003. We believe that this rapid growth represents a significant market opportunity, as each newly deployed base station must incorporate a front-end filter and amplifier system, with call quality issues arguing for an HTS solution in many instances.

     In order to penetrate the wireless telecommunications market, we are marketing our SuperFilter(R) systems to wireless service providers and to large systems manufacturers, or OEMs, for inclusion in base stations, which are the basic building blocks of wireless networks. In 1998, our management significantly expanded our sales and marketing efforts. Field trials of SuperFilter(R) systems have been conducted with more than 30 cellular service providers, including all of the top 10 carriers in the U.S. In 1998, these efforts resulted in orders for more than 100 SuperFilter(R) systems, and in 1999 to December 1, we have received additional orders for more than 110 systems. We shipped 83 SuperFilter(R) systems in 1998, and 70 systems in the first three quarters of 1999. In August 1999, we entered into a long-term sales agreement with United States Cellular Corporation, for a minimum purchase of 100 SuperFilter(R) systems by December 31, 2000 and anticipate U.S. Cellular purchasing a minimum of an additional 400 SuperFilter(R) systems by August 27, 2004. To prove the economic benefits of the product, we continue to actively conduct numerous demonstrations and field trials in the U.S.and in Latin America.

     Wireless base station performance is limited by the need for tradeoffs between interference rejection, or selectivity, and receiver sensitivity. The SuperFilter(R) system eliminates the need to tradeoff one capability for the other. Its high selectivity and ultra-low noise figure provide a number of important benefits for cellular service providers. These include:

          o    Increasing uplink coverage by 50% to 100%;

          o    Reducing dropped calls by up to 50%;

          o    Reducing interference (improving call quality);

          o    Increasing handset battery life by up to 100%; and

          o    Increasing call minutes by up to 100%.

     The markets for our products are intensely competitive. Our current and potential competitors include conventional RF filter manufacturers and both established and newly emerging companies developing similar or competing superconducting technologies. We compete primarily with Conductus, Inc. and Illinois Superconductor Corporation with respect to our superconducting filter systems.

     Due to the proprietary and technological nature of our products and in order to produce high-quality products, management decided to directly manufacture the key components of the product line. These key components include superconducting filters, cryogenic coolers, cryogenic packaging and final enclosures, as well as system assembly and test, quality and material control functions. Management believes that this will enable us to better control manufacturing processes, achieve required cost reductions and produce highly reliable and quality products.

     For more than ten years, we have had a successful government contract research and development programs business. We are the clear leader in high performance HTS development for these programs. This technology foundation places us in a unique position of long-term technical strength. We believe the government programs business will continue to ensure overall technical leadership and will enable technology advances. These technological enhancements will be available to both the government programs and the commercial businesses
- thus enabling us to exploit the significant market opportunity. Since our formation in 1987 and through the third quarter of 1999, we have received over $54.8 million dollars in revenue from government research and development contracts.

     We are a world leader in HTS thin film materials and products technology. We hold exclusive worldwide rights to the thallium-based high-temperature superconductors for all applications. These have the highest operating critical temperature of all manufacturable HTS compounds, up to 127(Degree)K. We have led the development of processes for the high-yield manufacture of these materials and hold several broad patents on these materials. We also have led the development of HTS RF and microwave filters and cryogenic low noise amplifiers, using proprietary design tools and processes, achieving the high-yield manufacture of the most selective and lowest noise devices available today. We have also pioneered the development of efficient, low-cost cryogenic packaging for RF and microwave circuitry. Cryogenic coolers are a key technology and manufacturing expertise at Superconductor. We have pioneered the volume manufacture of long-life Stirling cryocoolers for use in our HTS systems.

     As of December 8, 1999, we hold 19 U.S. patents. Nine of our patents are for technologies directed toward producing thin-film materials, including our proprietary thin-film process for thallium barium calcium cooper oxide, or TBCCO, production. In addition, we currently hold six patents for circuit designs and two patents covering cryogenics and packaging. We have 21 patents pending, including five related to materials, four covering design and six related to cryogenics and packaging. As we have developed prototype products, we have increased the number of design patents applied for in an effort to protect all phases of product development.

     We were incorporated in Delaware in May 1987. Our facilities and executive offices are located at 460 Ward Drive, Santa Barbara, California 93111-2310, and our telephone number is (805) 683-7646.


                                  THE OFFERING


Total common stock offered...........................          2,473,701 shares

Offering price.......................................          $3.25 per share

Outstanding common stock
      Before offering................................          7,739,218 shares, exclusive of options and
                                                               warrants and before conversion of preferred stock

      After offering.................................          10,212,919 shares, exclusive of options and
                                                               warrants and before conversion of preferred stock

      Preferred stock conversion.....................          The holder of series A-2, A-3, and C preferred stock,
                                                               representing 118,751 shares of outstanding
                                                               preferred stock, has agreed to convert those
                                                               shares into an aggregate of 2,458,491 shares of common stock, conditional upon and effective concurrently with the
                                                               consummation of the offering.  We have agreed to
                                                               issue to that holder warrants to purchase up
                                                               to an aggregate of 250,000 shares of common
                                                               stock in connection with that conversion.  The
                                                               exercise price of the warrants will be 110% of
                                                               the sales price for the common stock in the
                                                               offering and the warrants will be exercisable
                                                               for five years.

Use of proceeds......................................          To fund the purchase of capital equipment and
                                                               the further development of commercial products,
                                                               and for working capital and other general
                                                               corporate purposes

Nasdaq National Market symbol........................          SCON

                             SUMMARY FINANCIAL DATA
                  (Dollars thousands, except per share amounts)



                                                                                                          Nine Months Ended
                                                                                                      ---------------------------
                                                                    Years Ended December 31,          September 26,    October 2,
                                                           -----------------------------------
                                                           1996           1997           1998            1998             1999
                                                          -------        ------         ------        ----------      -----------
                                                                                                      (unaudited)     (unaudited)
Statement of Operations Data:
Net Revenues:
   Government contract revenues................           $7,104         $8,104          $6,029         $5,178             $3,674
   Commercial product revenues.................              250            175           1,954          1,031              1,265
   Sub license royalties.......................               38             38               0              0                  0
                                                           -----          -----           -----          -----              -----
      Total net revenues.......................            7,392          8,317           7,983          6,209              4,939

Costs and expenses:
   Cost of commercial product revenues.........                0              0           5,873          4,266              4,512
   Contract research and development...........            5,721          6,218           4,693          3,575              2,424
   Other research and development..............            2,260          1,809           1,161            892              1,323
   Selling, general and administrative.........            2,967          4,076           5,435          4,035              4,404
                                                          ------         ------          ------         ------             ------
       Total operating expenses................           10,948         12,103          17,162         12,768             12,663
                                                          ======         ======          ======         ======             ======

Loss from operations...........................           (3,556)        (3,786)         (9,179)        (6,559)            (7,724)
Other income (expense), net....................               85            245              17             39               (164)
                                                          ------         -------         ------         -------            -------
Net loss.......................................          ($3,471)       ($3,541)        ($9,162)       ($6,520)           ($7,888)

Redeemable preferred stock dividends...........                0              0            (273)             0                  0
    Deemed distribution for accounting purposes                0              0               0              0               (456)
                                                         -------         -------        -------         -------            -------
Net loss available for common stockholders....           ($3.471)       ($3.541)        ($9,335)       ($6,520)           ($8,344)
                                                         =======         =======        =======         =======            =======
Basic and diluted loss per share:
    Net loss...................................           ($0.57)        ($0.40)         ($1.19)         ($.87)            ($1.02)
    Preferred stock dividends..................                                           (0.03)
    Deemed distribution........................                0              0               0              0              (0.06)
                                                         --------       --------        -------         -------           --------
    Net loss available to common stockholders..           ($0.57)        ($0.40)         ($1.22)        ($0.87)            ($1.08)
                                                        =========      =========       =========      =========          =========
Weighted average of number of shares outstanding        6,117,126      7,701,405       7,724,829      7,723,340          7,741,425
                                                        =========      =========       =========      =========          =========



                                                                                                  October 2, 1999
                                                                                           -----------------------------
                                                                                               Actual       As Adjusted(1)
                                                                                           ------------     ------------
                                                                                                     (unaudited)
                                                                                           ------------------------------
Balance Sheet Data:
Cash and cash equivalents...........................................................       $  1,064                $ 8,946
Working capital ....................................................................          2,536                 10,418
Total assets........................................................................         12,808                 20,690
Notes payable, long-term debt.......................................................            809                    809
Total stockholders' equity..........................................................          8,302                 16,184
__________

(1) To reflect net proceeds of $7,890,000, after deducting estimated offering expenses, on sale of 2,319,855 shares of common stock to the State of Wisconsin Investment Board and an exchange of 153,846 shares of common stock for short term indebtedness of $500,000 incurred December 1, 1999 to Wilmington Securities.


                                  RISK FACTORS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Superconductor's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those set forth in the following risk factors and elsewhere in this prospectus and the documents incorporated in this prospectus. In evaluating our business, you should consider carefully the following factors in addition to the other information set forth or incorporated in this prospectus.

We need to raise money in order to continue operating.

     We increased our sales and marketing departments and developed manufacturing operations to support anticipated increased sales of our SuperFilter(R) products. We need additional debt or equity financing to fully implement our business plan. Raising additional money is not guaranteed, and if we fail to do so we will have insufficient cash to fund operations. Our independent accountants have indicated in their report accompanying our 1998 year-end financial statements that, based on generally accepted auditing standards, there is substantial doubt about our ability to continue as a going concern. If we are successful in obtaining additional equity financing, future dilution to existing or future stockholders is likely to result.

We are in the early stages of commercializing our products, and if we do not successfully manufacture and market our products or if our products do not receive market acceptance, our business will be seriously affected.

     The commercial superconductor product market is limited. Moreover, in the past we have principally engaged in research and development activities and our commercial experience is limited. Our ability to grow depends on a successful transition of our expertise in superconducting filter and cryogenics technologies and applications to commercial markets, including the wireless communications market. We may not be able to produce enough products to meet market demand or our products may not achieve market acceptance. If we fail to manufacture and market our products successfully, we will be adversely affected.

We are dependent for our revenues on successfully selling our products to wireless communication providers and original equipment manufactures of wireless based station manufacturers.

     Most of our products, including those developed for wireless communications base stations and government applications, are intended for use as components in base station systems or other complex systems. Therefore, we must demonstrate that our products provide advantages to the service providers who utilize base station systems and the original equipment manufacturers, or OEMs, of base station systems. These benefits include a decrease in system size, an increase in base station range and a reduction in interference. We may not be able to achieve any of these advantages. Moreover, even if we demonstrate these advantages, the service providers and OEMs may not choose to incorporate our products into their systems or, if they do, related system and manufacturing requirements may not be met.

Our manufacturing experience is limited.

     We have sold products only in limited quantities, and primarily for limited deployment. During 1998, we significantly increased our manufacturing capacity in order to meet the increased demand for our products as well as expected future requirements. While we have increased our manufacturing capacity, we may not be successful in overcoming the technological, engineering and management challenges associated with producing commercial quantities of superconducting or cryogenic products for large-scale deployment at acceptable costs and on a timely basis. As a result, we may not be able to reduce our manufacturing costs sufficiently below our selling price or to generate a positive gross profit.

We are dependent for our revenue on government contracts.

     91% of our past net revenues have been from research and development contract sales directly to the government or to resellers to the government. While we have recently devoted substantial resources to developing commercial markets for our products, we are, and expect to continue to be in the near term, dependent on government funding for our research and development projects. Government contracts may be reduced or eliminated at any time, and receipt of all or any part of the funds under any of our existing government contracts not yet performed is not guaranteed. If we fail to increase revenues from commercial sales, a significant loss of government funding would severally harm us.

Government contracts may be terminated or suspended for noncompliance or other events beyond our control.

     The government may cancel virtually all of our government contracts and are terminable at the option of the government. While we have complied with applicable government rules and regulations and contract provisions in the past, we could fail to comply in the future. Noncompliance with government procurement regulations or contract provisions could result in termination of government contracts, substantial monetary fines or damages, suspension or debarment from doing business with the government and possible civil or criminal liability. During the term of any suspension or debarment by a government agency, we could be prohibited from competing for or being awarded any contract by any government agency. The termination of our significant government contracts, the imposition of fines, damages, suspension or debarment, or the adoption of new or modified procurement regulations or practices could adversely affect us.

     Inventions conceived or actually reduced to practice under a government contract generally result in the government obtaining a royalty-free, paid-up, non-exclusive license to practice the invention. Similarly, technologies developed in whole or in part at government expense generally result in the government obtaining unlimited rights to use, duplicate or disclose technical data produced under the contract. These licenses and rights may result in a loss of potential revenues or the disclosure of our proprietary information, either of which could adversely affect us.

We have incurred significant losses and expect to continue experiencing losses due to significant marketing, manufacturing and research and development costs.

     We have incurred net losses every year and, as of December 31, 1998, had an accumulated deficit of $36,215,000. We expect to continue to incur significant operating losses over the next several quarters as we continue to devote significant financial resources to commercializing our products, expanding our operations and product development activities. Our success depends on successfully commercializing our high temperature superconductor filter systems for the worldwide wireless communications market, which is not guaranteed.

We are highly dependent on our technical work force and senior management.

     Due to the specialized technical nature of our business, we are highly dependent upon our attracting and retaining qualified technical personnel and senior management, primarily in the areas of wireless communications and cryogenics. The loss of the services of one or more members of the senior management or technical teams could damage our ability to achieve our product development and commercialization objectives. There is also intense competition for qualified personnel in the areas of our activities and our ability to attract and retain qualified personnel necessary for the development of its business is uncertain.

We have limited marketing and sales capabilities.

     To successfully market our products, we must continue to develop appropriate marketing, sales, technical, customer service and distribution capabilities, or enter into agreements with third parties to provide these services. Our failure to develop these capabilities or obtain third-party agreements could adversely affect us.

Our revenues are dependent upon patents and proprietary rights which may not be enforceable.

     We rely on a combination of patent, trademark, trade secret and copyright law and internal procedures and nondisclosure agreements to protect our intellectual property. These may be invalidated, circumvented or challenged. In addition, the laws of some foreign countries in which our products may be produced or sold do not protect our intellectual property rights to the same extent as the laws of the United States. Our failure to protect our proprietary information could adversely affect us.

We are dependent on specific patents and licenses to technologies and we will need additional technologies that we may not be able to access.

     We have an exclusive, worldwide license, in all fields of use, to formulations covered by patents held by the University of Arkansas covering thallium barium calcium cooper oxide, or TBCCO, the material upon which we primarily rely for our high-temperature superconductor products and product development. These patents may be subject to challenge. In addition, other parties may have developed similar materials utilizing TBCCO formulations and may design around the patented aspects of this material. Under the terms of our exclusive license, we agreed to assume litigation expenses for infringement actions, subject to a right of setoff against future royalty obligations. If we are required to incur significant expenses under this agreement, we may be adversely affected. In addition, we granted each of DuPont and Superconducting Core Technologies, Inc. and its affiliates a non-exclusive worldwide sublicense under our license with the University of Arkansas to develop and market TBCCO materials and superconducting technologies. There can be no assurance that these sublicenses will not adversely affect us.

     We believe that a number of patent applications are pending that cover the composition yttrium barium cooper oxide, or YBCO, including applications filed by IBM, AT&T and other large potential competitors of ours. YBCO is a high-temperature superconductor material which we rely upon, although to a lesser extent than TBCCO. We understand that these applications are the subject of interference proceedings currently pending in the U.S. Patent and Trademark Office. We are not involved in these proceedings. In addition, we have been issued patents for specific compounds that we use. We believe that a number of international patents may be pending regarding other specific YBCO compounds. There is a substantial risk that one or more third parties will be granted patents covering YBCO and that our use of these materials may require a license. As with other patents, we may not be able to obtain licenses to any patents for YBCO or other materials or these licenses may not be available on commercially reasonable terms. Our efforts to develop products based on YBCO would be impaired by our failure to obtain a license for YBCO, which could adversely affect us.

Rights we have to patents and pending patent applications may be challenged.

     We own or have rights under a number of patents and pending patent applications related to the processing of TBCCO and YBCO. The patent applications we filed may not result in patents being issued, and any patents issued may not afford meaningful protection against competitors with similar technology, and may be challenged by third parties. Because U.S. patent applications are maintained in secret until patents are issued, and because publications of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, we may not be the first creator of inventions covered by issued patents or pending patent applications or the first to file patent applications for such inventions. Moreover, other parties may independently develop similar technologies, duplicate our technologies or, if patents are issued to us or rights licensed by us, design around the patented aspects of any technologies we developed or licensed. We may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions, which could result in substantial costs. Litigation may also be necessary to enforce any patents held by or issued to us or to determine the scope and validity of others' proprietary rights, which could result in substantial costs.

The rapid rate of inventions and discoveries in the superconductivity field has raised many unresolved patent issues that may negatively affect our business.

     The claims in granted patents often overlap and there are disputes involving rights to inventions claimed in pending patent applications. As a result, the patent situation in the high temperature superconductor field is unusually complex. It is likely that there will be patents held by third parties relating to our products or technology. We may need to acquire licenses to design around or successfully contest the validity or enforceability of those patents. It is also possible that because of the number and scope of patents pending or issued, we may be required to obtain multiple licenses in order to use a single material. If we are required to obtain multiple licenses, our costs will increase. Furthermore, licenses may not be available on commercially reasonable terms or at all. The likelihood of successfully contesting the validity or enforceability of those patents is also uncertain; and, in any event, we could incur substantial costs in defending the validity or scope of our patents or challenging the patents of others.

The rapid technological changes of our industry may adversely affect us if we do not keep pace with advancing technology.

     The field of superconductivity is characterized by rapidly advancing technology. Our success depends upon our ability to keep pace with advancing superconductor technology, including superconducting materials and processes and industry standards. We have focused our development efforts on TBCCO and, to a lesser extent, YBCO. TBCCO or YBCO may not ultimately be commercially competitive against other currently known materials or materials that may be discovered in the future. We intend to continue to develop and integrate advances in wireless filter and cryogenic cooling technologies in the manufacture of commercial quantities of products. However, our development efforts may be rendered obsolete by research efforts and technological advances made by others, and materials other than those we currently use may prove more advantageous for the commercialization of high-temperature superconductor products.

We have focused our efforts on one material for our products, and rely primarily on specific vendors for components of that material.

     To date, we have principally focused our development efforts on TBCCO. Although TBCCO has one of the highest critical temperatures of any high-temperature superconductor material verified by the scientific community to date, other materials are currently known to have advantages over TBCCO for some applications. TBCCO may not ultimately prove commercially competitive against YBCO or against other currently known materials. Furthermore, other materials may be discovered with higher critical temperatures or other superior qualities, and we may not be able to obtain the rights to those superior materials.

     We currently purchase substrates for growth of high-temperature superconductor thin-films from two primary suppliers because of the quality of the substrate provided by them. A thin film is a thin layer of high-temperature superconductor material. There are additional components that we source from a single vendor due to the present volume. While we are aware of alternative sources for our substrates, the establishment of relationships with additional or replacement suppliers could be time consuming and result in a supply interruption, which would have an adverse effect on our ability to manufacture our products in commercial quantities.

Because our operations are housed in a single U.S. facility we may be subject to business interruption.

     Our primary operations, including engineering, manufacturing, customer service, distribution and general administration, are housed in a single facility in Santa Barbara, California. Any material disruption in our operations, whether due to fire, natural disaster or otherwise, could adversely affect us.

We use hazardous materials in our operations which subjects us to potential liability under various laws and regulations.

     We use hazardous materials in our research, development and manufacturing operations. As a result, we are subject to stringent federal, state and local regulations governing the storage, use and disposal of those materials. Current or future laws and regulations may require us to make substantial expenditures for preventive or remedial action, reduction of chemical exposure, or waste treatment or disposal. We can be adversely affected by the interpretation and enforcement of current or future environmental laws and regulations. In addition, although we believe that our safety procedures for handling and disposing of hazardous materials comply with state and federal standards, there is the risk of accidental contamination or injury from these materials. To date, we have not incurred substantial expenditures for preventive action with respect to hazardous materials or for remedial action with respect to any hazardous materials accident. If an accident occurred, we could be held liable for any resulting damages. Furthermore, the use and disposal of hazardous materials involves the risk that we could be required to incur substantial expenditures for preventive or remedial actions. The liability in the event of an accident or the costs of related actions could exceed our resources or otherwise adversely affect us.

The market value of our shares of common stock will likely be diluted due to conversions of preferred stock

     The market value of our common stock will likely be diluted by the issuance of common stock upon the conversion of our series A-2, A-3, B-1, C and D preferred stock and the exercise of options and warrants for the purchase of our common stock, including the warrants issued in connection with our preferred stock financings and the related share exchange. At our annual meeting of stockholders that was held on June 2, 1999, we received stockholder approval of the elimination of limitations on conversions of our preferred stock and exercises of warrants issued in connection with the series C preferred stock financing and the related exchange agreement. Similarly, and at the special meeting of stockholders held on August 6, 1999, our stockholders approved the issuance of series D preferred stock and related warrants. As a result, the series A-2, A-3, B-1, C and D preferred stock may be fully converted into shares of common stock, potentially at a discount to the market price of the common stock on the date of conversion. Specifically, we anticipate that the series A-2, A-3 and C preferred stock will be converted into 2,458,491 shares of common stock in connection with this offering. Also, the holders of warrants issued in connection with the preferred stock financings and the related exchange agreement may fully exercise warrants for the purchase of our common stock at prices that may be below the market value of our common stock on the date of exercise. The total number of shares that may be issued upon those preferred stock conversions and warrant exercises is currently 6,336,624 shares. This number of shares is subject to adjustment for future dilutive stock issuances and for recapitalizations, stock combinations, stock dividends, stock splits and the like.

     We anticipate issuing additional securities in the foreseeable future to satisfy our capital requirements. In addition, to obtain benefits without spending cash, we have in the past and may in the future offer stock to parties in connection with debt, leasing, supply agreements or similar arrangements. In those cases, we may issue warrants or other securities providing for the purchase of common stock. These future financing and operating arrangements will likely result in the eventual issuance common stock that may dilute the interests of the current holders of common stock.

We have never paid dividends on our common stock and our preferred stock limits our ability to pay dividends.

     We have never paid a cash dividend on our common stock and do not expect to do so in the foreseeable future. Cumulative dividends on the series A-2, A-3, B-1, C and D preferred stock are payable at the rates of 6%, 6%, 7%, 7% and 6% per annum, respectively. While the series A-2, A-3, B-1, C and D preferred stock are outstanding, we are limited in our ability to pay dividends on the common stock. Equipment financing agreements also prohibit us from paying cash dividends.

The market price of our stock is volatile and fluctuates significantly

     The market price of our common stock, like that of many other high-technology companies, has fluctuated significantly and is likely to continue to fluctuate in the future. Announcements by us or others regarding the receipt of customer orders, quarterly variations in operating results, additional equity financings, changes in recommendations of securities analysts, results of customer field trials, scientific discoveries, technological innovations, litigation, product developments, patent or proprietary rights, government regulation and general market conditions may impact the market price of our common stock. In addition, the securities markets have experienced volatility that is often unrelated to the operating performance of particular companies. In the past, following a period of volatility in the market price of a company's securities, securities class action lawsuits have been instituted against some companies. If brought, the costs of defending litigation could negatively affect us.

Anti-takeover provisions in our certificate of incorporation and bylaws may delay, deter or prevent a merger or other business combination.

     Our certificate of incorporation and bylaws contain provisions that could delay, deter or prevent a merger, tender offer or other business combination or change in control that some or a majority of the stockholders might consider to be in their best interests, including offers or attempted takeovers that might otherwise result in our stockholders receiving a premium over the market price of the common stock. Our certificate of incorporation and bylaws, among other things,

     o restrict the ability of stockholders to call stockholders meetings by allowing only stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at a meeting to call a meeting;

     o eliminate the right to call stockholders meetings if our shares of capital stock are (A) designated as qualified for trading on the Nasdaq National Market and (B) we have at least 800 holders of shares of our capital stock;

     o preclude stockholders from raising new business for consideration at stockholders meetings unless the proponent has provided us notice not less than 90 days prior to the meeting; and

     o limit business which may be conducted at stockholders meetings to those matters properly specified in notices to us.

     Moreover, we have not opted out of Section 203 of the Delaware General Corporation Law, which prohibits mergers, sales of material assets and some self-dealing transactions between the corporation and a holder of 15% or more of a corporation's outstanding voting stock for a period of three years following the date the stockholder became a 15% holder, subject to specified qualifications. This may prevent or delay a change in control.

                                 USE OF PROCEEDS


     This prospectus relates to the registration of 2,473,701 shares of common stock, of which 2,319,855 shares are being offered to The State of Wisconsin Investment Board and 153,846 shares are being offered in exchange for short-term indebtedness of $500,000 bearing 8% interest per annum. This debt was incurred by us on December 1, 1999 to provide for general working capital. The net cash proceeds from the sale of the 2,319,855 shares of common stock, based on the offering price of $3.25 per share, and after deducting estimated offering expenses payable by us, are estimated to be approximately $7.39 million. We expect to use the net cash proceeds from the offering:


     o to fund the purchase of capital equipment necessary to increase production volume;

     o    to fund the further development of commercial products; and

     o    for working capital and other general corporate purposes.

     We may also consider using the net cash proceeds for the acquisition of complementary businesses, products or technologies, although we presently have no specific plans for any acquisition. Pending use of the net proceeds of the offering, we intend to invest the funds in short-term, interest-bearing, investment-grade obligations.

                           PRICE RANGE OF COMMON STOCK

     In connection with our initial public offering, our common stock commenced trading on the Nasdaq National Market on March 9, 1993. Our common stock is listed on the Nasdaq National Market under the symbol "SCON." The following table sets forth for the periods indicated the high and low sales prices for the common stock as reported on the Nasdaq National Market.


                                                        High              Low
                                                       -------          -------
       Fiscal 1997
          Quarter ended March 29, 1997.............     $4.75             $3.38
          Quarter ended June 28, 1997..............     $4.13             $2.50
          Quarter ended September 27, 1997.........     $5.31             $2.00
          Quarter ended December 31, 1997..........     $4.25             $2.19

       Fiscal 1998
          Quarter ended March 28, 1998.............     $3.75             $2.50
          Quarter ended June 27, 1998..............     $6.63             $3.41
          Quarter ended September 26, 1998.........     $6.56             $4.00
          Quarter ended December 31, 1998..........     $5.75             $3.25


       Fiscal 1999
          Quarter ended April 3, 1999..............     $4.63             $3.25
          Quarter ended July 3, 1999...............     $3.88             $2.19
          Quarter ended October 2, 1999............     $5.50             $2.63
          Quarter ended January 1, 2000............     $5.22             $2.75

     On January 31, 2000, the last sale price of the common stock as reported on the Nasdaq National Market was $7.813 per share. As of January 1, 2000, there were approximately 161 holders of record of our common stock.


                                 DIVIDEND POLICY

     We have not paid cash dividends on our common stock and do not expect to pay any dividends on the common stock in the foreseeable future. Furthermore, our equipment financing agreement prohibits us from paying cash dividends and the series A-2, A-3, B-1, C and D preferred stock limit our ability to pay dividends on our common stock. We intend to retain future earnings, if any, for use in our business.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of October 2, 1999:

          o    on an actual basis;


          o on a pro forma basis to reflect interim short-term borrowings of $500,000 bearing interest at 8% per annum incurred by us on December 1, 1999 to provide for general working capital and the issuance of warrants to purchase 20,000 shares of common stock to vest over a five year period, at $3.00 per share recognized as debt issue costs at their fair market value of $38,000 as determined by the Black-Scholes option pricing model; and

          o on a pro forma as adjusted basis to reflect (i) the cancellation of $500,000 of short-term indebtedness in exchange for 153,846 shares of common stock at the offering price of $3.25 per share,
               (ii) the sale of 2,319,855 shares of common stock to The State of Wisconsin Investment Board at the offering price of $3.25 per share, resulting in net cash proceeds of $7,389,529 and (iii) the conversion, conditioned upon the consummation of the offering, of 64,584 shares of preferred stock series A-2, 12,500 shares of preferred stock series A-3, 41,667 shares of preferred stock series C into 1,322,539, 263,852 and 872,100 shares of common stock, respectively, aggregating 2,458,491 shares of common stock. In addition, the pro forma as adjusted basis reflects the issuance of warrants for the purchase of 250,000 shares of common stock at $3.58 per share, based on 110% of the offering price of $3.25 per share, recognized as a deemed distribution of $1,547,500 reflecting the Fair Market Value of the warrant issued as an inducment to convert the preferred stock to common stock. These warrants vest over a five year period.


      This table should be read in conjunction with the financial statements and the accompanying notes incorporated in this prospectus.

                                                                                 October 2, 1999
                                                             ---------------------------------------------------------

                                                                                                        Pro forma
                                                                 Actual            Pro forma           As Adjusted
                                                             ---------------     ---------------    ------------------

Short-term borrowings................................            $1,378,000           $1,878,000           $1,378,000
                                                                  ----------         -----------           -----------
Long-term debt.......................................              $809,000            $ 809,000             $809,000
Stockholders' equity
   Convertible  preferred stock,  $.001 par value;
     2,000,000 shares authorized; Series A-2, 64,584,
     Series A-3, 12,500, Series B-1, 50,000, Series C,
     41,667 and Series D, 106,000 shares issued and
     outstanding actual and pro forma; Series B-1,
     12,500, Series D, 106,000 shares issued and
     outstanding pro forma as adjusted...............            15,903,000          15,903,000             8,028,000
   Common  stock,  $0.001 par value;
     30,000,000  shares  authorized,  7,739,218
     shares  issued and  outstanding  actual and
     pro  forma,  12,671,410  shares issued and
     outstanding pro forma as adjusted...............                 8,000               8,000                13,000
Capital in excess of par value.......................            36,950,000          36,988,000            54,296,000
Deficit accumulated during development stage.........           (44,559,000)        (44,597,000)          (46,153,000)
                                                                 -----------         -----------         -------------
Total stockholders' equity...........................             8,302,000           8,302,000            16,184,000
                                                                 -----------         -----------         -------------

Total capitalization.................................           $ 9,111,000         $ 9,111,000          $ 16,993,000
                                                                 ===========         ===========         =============

                                    DILUTION

     As of October 2, 1999, there were 7,739,068 shares of common stock outstanding, having a net tangible book value of $6,351,000 or $0.82 per share. Net tangible book value per share is determined by dividing the net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of common stock at that date.

     After giving effect to:


          o the cancellation of $500,000 of short-term indebtedness in exchange for 153,846 shares of common stock at the offering price of $3.25 per share;

          o the sale of 2,319,855 shares of common stock to The State of Wisconsin Investment Board at the offering price of $3.25 per share, resulting in net cash proceeds of $7,389,529, after deducting estimated offering expenses; and

          o the conversion, conditioned upon the consummation of the offering, of 64,584 shares of series A-2 preferred stock, 12,500 shares of series A-3 preferred stock, and 41,667 shares of series C preferred stock, into 1,322,539, 263,852 and 872,100 shares of common stock, respectively, aggregating to 2,458,491 shares of common stock, and the issuance to the preferred stock holder of warrants for the purchase of 250,000 shares of common stock at $3.58 per share, based on 110% of the offering price of $3.25 per share, recognized as a deemed distribution of $1,547,500 reflecting the Fair Market Value of the warrant issued as an inducment to convert the preferred stock to common stock;


there will be a total of 12,671,410 shares of common stock outstanding with a net tangible book value of $1.39 per share. This represents an immediate increase in net tangible book value to existing stockholders of $0.57 per share and an immediate dilution to new investors of $1.86 per share. The following table illustrates the per share dilution:


         Public offering price per share........................................          $3.25

         Net tangible book value per share as of October 2, 1999, pro forma.....           0.82
         Increase in net tangible book value per share attributable to new
              investors.........................................................           0.57
                                                                                         --------
         Net tangible book value per share after this offering..................           1.39
                                                                                         --------
         Dilution per share to new investors....................................          $1.86
                                                                                         ========

     The following table summarizes as of October 2, 1999, the difference between the existing stockholders and the new investors with respect to the number of shares of common stock purchased in this offering, the total consideration paid and the average price per share:


                                Shares Purchased                    Total Consideration                    Average
                          ---------------------------            --------------------------                Price
                            Number           Percent                Amount          Percent              Per Share
                          ----------         --------            -----------       --------              ----------
Existing stockholders..   7,739,068            76%               $36,958,000          82%                 $  4.776
New investors..........   2,473,701            24%               $ 8,040,000          18%                 $  3.250
    Total..............  10,212,769           100%               $44,998,000         100%
                         ==========         ========             ===========       ========



     The preceding tables assume no exercise of stock options or warrants outstanding at October 2, 1999. As of October 2, 1999, there were options outstanding to purchase a total of 1,900,593 shares of common stock at a weighted average exercise price of $4.28 per share, of which options to purchase 1,111,961 shares at a weighted average exercise price of $4.50 per share were exercisable, and 981,809 shares reserved for grant of future options under our stock plans. In addition, as of October 2, 1999, there were warrants outstanding to purchase 1,017,355 shares of common stock at a weighted average exercise price of $4.26 per share. If all options and warrants outstanding as of October 2, 1999 had been exercised, the dilution per share to new investors in the offering would be $0.98. In addition, subsequent to October 2, 1999, we issued warrants to purchase an additional 20,000 shares of common stock at an exercise price of $3.00, all of which were immediately exercisable. If these warrants had been outstanding as of October 2, 1999, the dilution per share to new investors in the offering would be $0.97. Warrants to purchase 250,000 shares of common stock, at an exercise price of 110% of the closing sales price in the offering, to be issued to the holder of series A-2, A-3 and C preferred stock in connection with the conversion into common stock conditioned upon and concurrent with this offering are also excluded from the preceding table.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Superconductor consists of 30,000,000 shares of common stock, $0.001 par value per share, and 2,000,000 shares of preferred stock, $0.001 par value per share.

Common stock

     As of January 1, 2000, there were 7,739,218 shares of common stock outstanding and held of record by approximately 161 stockholders of record. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the rights of holders of preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of Superconductor, subject to the rights of the holders of preferred stock, the holders of common stock are entitled to share ratably in all assets. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be outstanding upon consummation of the offering will be fully paid and non-assessable.

Preferred stock

     Under our certificate of incorporation, the board of directors is authorized to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, redemption price or prices, liquidation preferences, and the number of shares constituting any series or the designations of the series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Superconductor without further action of the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

     Under this authority, the board of directors has authorized the issuance of series A, A-1, A-2, A-3, B, B-1, C and D preferred stock and fixed the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, redemption prices, liquidation preferences, and the number of shares constituting each series. In 1998, we completed:

          o a $3 million private placement of 500,000 shares of series A 6% cumulative convertible preferred stock;

          o a $1 million private placement of 125,000 shares of series A-1 6% cumulative convertible preferred stock; and

          o a $4 million private placement of 500,000 shares of series B 7% cumulative convertible preferred stock.

     Each share of preferred stock was initially convertible into two shares of common stock. The preferred stock carried cumulative per annum dividends as set forth above and had liquidation preferences of $6, $8 and $8 per share, respectively. The preferred stock also had voting rights under which the holders of the preferred stock vote together with the holders of common stock on an as-converted basis. The preferred stock was not redeemable by us prior to March 26, 2001. Thereafter, we could redeem the preferred stock at 110% of the liquidation preference plus accrued and unpaid dividends. Subsequent to March 26, 2005, until fully redeemed, the holders of the preferred stock had the option to cause us to redeem the preferred stock at its liquidation preference plus accrued and unpaid dividends.

     On February 26, 1999, we entered into exchange agreements with the holders of the series A, series A-1 and series B preferred stock. In the exchange, all of the series A, series A-1 and series B preferred stock were exchanged for new series of preferred stock, as follows:

         Outstanding Series                          Exchanged for New Series
         -------------------                         ------------------------
              Series A                                      Series A-2
              Series A-1                                    Series A-3
              Series B                                      Series B-1

     The features of the series A-2, series A-3 and series B-1 are similar to the series A, series A-1 and series B, except for convertibility, redemption and dividends. Unlike the old preferred, the new preferred stock is not redeemable and was not freely convertible unless and until our stockholders approved the convertibility. The series A-2 and series A-3 each carry a cumulative dividend of 6% per annum and the series B-1 carries a cumulative dividend of 7% per annum, but each was entitled to dividends of 20% per annum if our stockholders did not approve the convertibility into common stock. Our stockholders approved the convertibility of each series on June 2, 1999.

     In 1999, we completed:

          o a $3 million private placement of 41,667 shares of series C 7% cumulative convertible preferred stock; and

          o a $5.3 million private placement of 106,000 shares of series D 6% cumulative convertible preferred stock.

     Each share of series C preferred stock was initially convertible into 20 shares of common stock. The series C preferred stock has a liquidation preference of $72 per share. The series C preferred stock was not originally freely convertible into common stock, pending stockholder approval of the convertibility. The series C preferred stock bears a dividend of 7% per annum that would have increased to 20% per annum if our stockholders did not approve of the convertibility. Our stockholders approved the convertibility of the series C preferred stock restrictions on June 2, 1999. The series C preferred stock also has voting rights under which the holders of the preferred stock vote together with the holders of common stock on an as-converted basis.

     Each share of series D preferred stock is initially convertible into 20 shares of common stock. The series D preferred stock has a liquidation preference equal to the greater of $65.00 per share or $50.00 plus all accrued and unpaid dividends on the shares. The series D preferred stock bears a dividend of 6% per annum. The series D preferred stock also has voting rights under which the holders of the preferred stock vote together with the holders of common stock on an as-converted basis. So long as 25% of the authorized shares of series D preferred stock are outstanding, we must obtain approval of the holders of 60% of the outstanding series D shares prior to redeeming, repurchasing or paying dividends on our securities, making specified types of amendments to our certificate of incorporation or bylaws, and creating or issuing specified types of new securities.

     As a result of the anti-dilution provisions of the series A-1, A-2 and C preferred stock, those series are presently convertible into approximately 21 shares of common stock for each share of preferred stock.

     The following table provides information about our outstanding preferred stock:

                                          Common Stock
                                          Issuable upon
    Series of           Number of         Conversion of
 Preferred Stock      Shares Issued     Preferred Shares                         Liquidation
                                                               Dividend          Preference           Redeemable
------------------    --------------    ------------------    ------------    ------------------    ---------------

Series A-2                   64,584             1,322,539         6%                 $6                   No
Series A-3                   12,500               263,852         6%                 $8                   No
Series B-1                   50,000             1,055,409         7%                 $8                   No
Series C                     41,667               872,100         7%                 $72                  No
Series D                    106,000             2,120,000         6%          >$65 or $50 plus            No
                                                                                  dividends

     The holder of all of the series A-2, A-3 and C preferred stock has agreed to convert all of that preferred stock into 2,458,491 shares of common stock in consideration of the issuance to that holder of a warrant to purchase 250,000 shares of common stock. This conversion is conditioned upon and will occur concurrently with the consummation of this offering.

Warrants


     As of January 1, 2000, we had outstanding warrants to purchase up to 2,037,488 shares of common stock.


     On March 26, 1998, August 11, 1998, and September 2, 1998, in conjunction with our private placements series A-2, A-3 and B-1 of preferred stock, we issued warrants to purchase up to 100,000, 66,667 and 129,057 shares of common stock, respectively, at prices of $4.00, $4.00 and $5.30 per share, respectively. These warrants are exercisable for five-year periods beginning March 26, 1998, August 11, 1998, and September 2, 1998, respectively.

     On March 5, 1999, in connection with our private placements of series C preferred stock, we issued warrants to purchase up to 120,000 shares of common stock at $4.50 per share. The warrants are exercisable for a five-year period beginning March 5, 1999.

     On June 23, 1999 and August 17, 1999, in connection with our private placements of series D preferred stock in two traunches, we issued warrants for the purchase of up to 212,000 shares of common stock at a price of $3.00 per share. The warrants are exercisable for a five-year period beginning June 23, 1999 or August 17, 1999 depending upon the traunch in which the warrant holder purchased the series D preferred stock.


     In connection with the preferred stock exchanges described above, we issued warrants to purchase 75,000 shares of common stock at a price of $7.00 per share, expiring February 26, 2004. In December 1998, we amended our loan and security agreement to include a revolving line of credit. For this commitment, we issued warrants to purchase 40,000 shares of common stock at a price of $4.00 per share. These warrants are exercisable for a five-year period beginning December 21, 1998. In November 1996, we issued warrants to the underwriter of our secondary offering for the purchase of 150,000 shares of common stock at a price of $4.50 per share. These warrants are exercisable for a period of four years beginning November 22, 1996. In August 1999, we issued warrants to United States Cellular Corporation to purchase 1,000,000 shares of common stock at a price of $4.00 per share. The warrants are subject to vesting conditions based on U.S. Cellular's purchases of our SuperFilter(R) systems. At January 1, 2000, warrants with respect to 49,200 shares of common stock had vested and were exercisable under that agreement. These warrants are exercisable until August

24, 2004. We also had outstanding at January 1, 2000 warrants to purchase an additional 144,764 shares of common stock at a weighted average exercise price of $3.24 per share expiring from March 5, 2004 to December 12, 2004.

     The following table provides information about the terms of the warrants outstanding at January 1, 2000.


                                                                              Weighted
                                                                              Average            Number of Shares
                                                                           Exercise Price      Issued Upon Exercise
     Description                                  Expiration Date(s)
     ---------------------------------------     ----------------------    ---------------     ---------------------

     Warrants related to Preferred Stock
          Series A-2....................         March 26, 2003                $ 4.00                       100,000
          Series A-3....................         August 11,2003                $ 4.00                        66,667
          Series B-1....................         September 2, 2003             $ 5.30                       129,057
          Series C......................         March 5, 2004                 $ 4.50                       120,000
          Series D......................         June 23, 2004 or              $ 3.00                       212,000
                                                 August 15, 2004
          Exchange Warrants.............         February 26, 2004             $ 7.00                        75,000


     Other Warrants
          Underwriter Warrants..........         November 22, 2001             $ 4.50                       150,000
          Silicon Valley Bank...........         December 21, 2003             $ 4.00                        40,000
          U.S. Cellular.................         August 27, 2004               $ 4.00                     1,000,000
            Others......................         March 5, 2004                 $ 3.24                       144,764
                                                 through December 12,
                                                 2004
     Total..............................                                                                  2,037,488


     In addition, in connection with the conversion of 118,751 shares of preferred stock that is conditioned upon and to be effected concurrently with the offering, we have agreed to issue to the holder of that converted preferred stock warrants to purchase an aggregate of 250,000 shares of common stock at an exercise price equal to 110% of the sales price of the common stock in the offering. The warrants will be exercisable for five years from the date of issuance.

Anti-takeover matters

     We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder, unless (i) prior to the acquisition date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) on or subsequent to the acquisition date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.
Section 203 defines a "business combination" to include mergers, consolidations, asset sales and stock issuances and other transactions resulting in a financial benefit to an "interested stockholder." In addition, Section 203 defines an "interested stockholder" to include any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with that entity or person.

                         SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, including the conversion of preferred stock into common stock to occur concurrently with the closing of the offering, Superconductor will have 12,671,410 shares of common stock outstanding. 10,212,919 of these shares will be freely tradable without restriction or further registration under the Securities Act unless such shares are owned by "affiliates" as that term is defined under Rule 144 under the Securities Act or unless such securities are "restricted securities" as that term is defined under Rule 144.


     Shares of common stock that are deemed to be "restricted securities" within the meaning of the Securities Act may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as those provided by Rule 144 promulgated under the Securities Act, as described below.

     In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including any affiliate of Superconductor, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than an affiliate of Superconductor, would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of:


     (1)  one   percent   of  the   number  of  shares  of  common   stock  then
          outstanding--approximately 12,671,410 shares immediately after the offering; or


     (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about Superconductor. Under Rule 144(k), a person who is not deemed to have been an affiliate of Superconductor at any time during the three months preceding a sale, and who has beneficially owned restricted securities for at least two years, including the holding period of any prior owner other than an affiliate of Superconductor, is entitled to sell the shares without complying with the volume limitations or the manner of sale, public information or notice requirements of Rule 144. Sales of shares by affiliates of Superconductor will continue to be subject to the volume limitations and the manner of sale, notice and public information requirements.

     We cannot predict the effect, if any, that sales of shares under Rule 144 or the availability of shares for sale will have on the market price of the common stock prevailing from time to time after the offering. We are unable to estimate the number of shares that may be sold in the public market under Rule 144, because that amount will depend on the trading volume in, and market price for, the common stock and other factors. Nevertheless, sales of substantial amounts of shares in the public market, or the perception that those sales could occur, could adversely affect the market price of the common stock.

                              PLAN OF DISTRIBUTION

     All of the shares being offered by this prospectus are being offered by Superconductor to a limited number of institutional investors at the price set forth on the cover of this prospectus. The State of Wisconsin Investment Board has indicated its desire to purchase substantially all of the shares of common stock described in this prospectus; provided that it will own not more than 19.9% of the shares of common stock outstanding immediately after this offering.


     The shares have been registered on Superconductor's registration statement on Form S-2 (File No. 333-94053) of which this prospectus forms a part. Superconductor will pay all expenses incident to the offering and sale of the shares to the purchasers. In some cases, Superconductor will agree to indemnify the purchasers against certain liabilities, including liabilities under the Securities Act of 1933.


                                  LEGAL MATTERS

     Some legal matters with respect to the legality of the issuance of the shares of common stock offered by this prospectus will be passed upon for Superconductor by Nida & Maloney, LLP, Santa Barbara, California.

                                     EXPERTS

     The financial statements incorporated in this Registration Statement on Form S-2 by reference to the Annual Report on Form 10-K of Superconductor Technologies Inc. for the year ended December 31, 1998 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 11 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. The following documents previously filed with the Commission by the Company pursuant to the Exchange Act are hereby incorporated by reference in this prospectus:

          o our Annual Report on Form 10-K for the year ended December 31, 1998;

          o    our Current Report on Form 8-K dated February 26, 1999;

          o our definitive Proxy Statement for our annual meeting held on June 2, 1999;

          o our definitive Proxy Statement for our special meeting held on August 6, 1999; and


          o our Quarterly Reports on Form 10-Q for the quarters ended April 3, 1999, July 3, 1999 and October 2, 1999, as amended.


     All other reports and documents filed by us after the date of this prospectus under Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the common stock covered by this prospectus are also incorporated by reference in this prospectus and are considered to be part of this prospectus from the date those documents are filed.

     We are delivering with this prospectus a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and our Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 1999. You may request a copy of the other filings incorporated in this prospectus by reference at no cost, by writing or telephoning us at the following address:

                        Superconductor Technologies Inc.
                           Attn: M. Peter Thomas, CEO
                                 460 Ward Drive
                             Santa Barbara, CA 93111
                                 (805) 683-7646

     This prospectus is part of a registration statement we have filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus. No one else is authorized to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy materials and other information with the SEC. You may read and copy these reports, proxy materials and other information at the SEC's public reference room at 450 Fifth Street, N.W., Washington, DC 20549, New York, NY, and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available at the SEC's internet web site at "http:\\www.sec.gov." You may also visit our web site at "http:\\www.suptech.com."

     No dealer, salesperson, or other person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the company. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy securities in any circumstances in which an offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the company since the date of this prospectus or that the information contained in this prospectus is correct as of any date subsequent to its date.


                                TABLE OF CONTENTS

                                                                  PAGE
                                                                 ------
Prospectus Summary..........................................        3
Risk Factors................................................        7
Use of Proceeds.............................................       12
Price Range of Common Stock.................................       12
Dividend Policy.............................................       12
Capitalization..............................................       13
Dilution....................................................       14
Description of Capital Stock................................       15
Shares Eligible for Future Sale.............................       19
Plan of Distribution........................................       19
Legal Matters...............................................       19
Experts.....................................................       20
Information Incorporated By Reference.......................       20
Where You Can Find More Information.........................       20


                        SUPERCONDUCTOR TECHNOLOGIES INC.




                                2,473,701 SHARES




                                  COMMON STOCK


                                   PROSPECTUS









                                     , 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discount, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the Nasdaq listing fee.



                                                              AMOUNT TO BE
                                                                      PAID
                                                                  --------------
    SEC registration fee......................................     $   2,480
    Nasdaq additional listing application fee.................        17,500
    Printing and engraving expenses...........................         2,000
    Legal fees and expenses...................................        60,000
    Accounting fees and expenses..............................        50,000
    Transfer agent and registrar fees.........................         2,500
    Miscellaneous fees........................................        15,520
       Total..................................................      $150,000
                                                                   ==========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware Law General Corporation (the "Delaware Law") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Under Section 145, a corporation shall indemnify an agent of the corporation for expenses actually and reasonably incurred if and to the extent such person was successful on the merits in a proceeding or in defense of any claim, issue or matter therein.

         The Registrant's is presently subject to Section 2115 of the California Corporations Code (the "California Code"), according to which Section 317 of the California Code applies to the indemnification of officers and directors of the Registrant. Under Section 317 of the California Code, permissible indemnification by a corporation of its officers and directors is substantially the same as permissible indemnification under Section 145 of the Delaware Law, except that (i) permissible indemnification does not cover actions the person reasonably believed were not opposed to the best interests of the corporation, as opposed to those the person believed were in fact in the best interests of the corporation, (ii) the Delaware Law permits advancement of expenses to agents other than officers and directors only upon approval of the board of directors,
(iii) in a case of stockholder approval of indemnification, the California Code requires certain minimum votes in favor of such indemnification and excludes the vote of the potentially indemnified person, and (iv) the California Code only permits independent counsel to approve indemnification if an independent quorum of directors is not obtainable, while the Delaware Law permits the directors in any circumstances to appoint counsel to undertake such determination.

         Section 145 of the Delaware Law and Section 317 of the California Code provide that they are not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise. The limitation of liability contained in the

Registrant's Certificate of Incorporation and the indemnification provision included in the Registrant's bylaws are consistent with Delaware Law Sections 102(b)(7) and 145 and California Code Section 317. The Registrant has purchased directors and officers liability insurance.

         Section 145 of the Delaware Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The Registrant's Certificate of Incorporation and the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware Law. In addition, the Registrant has entered into indemnification agreements with its officers and directors.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since December 1, 1996, the Registrant raised a total of $17.2 million through the sale of securities to institutional investors in private offerings (the "Financings") of Preferred Stock and warrants for the purchase of Common Stock. The Registrant issued Series A, Series A-1 and Series B Preferred Stock and related warrants that were exchanged for Series A-2, Series A-3, Series B-1, and modified warrants, respectively, on February 26, 1999 (the "Exchange"). Following the Exchange, the Registrant, by action of its Board of Directors, eliminated the Series A, Series A-1 and Series B Preferred Stock. On March 5, 1999, the Registrant issued Series C Preferred Stock and related warrants. From June through August 1999, the Registrant issued Series D Preferred Stock and related warrants. The chart below reflects the private securities outstanding following completion of the Financings and the Exchange.



                                       Common Stock
                      Number of        Issuable upon        Warrants for          Total
   Series of           Shares          Conversion of        Purchase of       Consideration        Date of Issuance
Preferred Stock        Issued         Preferred Shares      Common Stock        Received
-----------------    -----------     ------------------     -------------    ----------------    ---------------------
Series A-2             64,584           1,322,539              100,000         $3,875,000         February 26, 1999
Series A-3             12,500             263,852               66,667         $1,000,000         February 26, 1999
Series B-1             50,000           1,055,409              120,000         $4,000,000         February 26, 1999
Series C               41,667             872,100              120,000         $3,000,000           March 5, 1999
Series D              106,000           2,120,000              212,000         $5,300,000          June/August 1999

     The Exchange occurred on February 26, 1999. The Series A-2 Preferred Stock was exchanged for 500,000 shares of Series A Preferred Stock issued on March 26, 1998 and 145,833 shares of Series A Preferred Stock issued on September 3, 1998. The Series A-3 Preferred Stock was exchanged for Series A-1 Preferred Stock issued on August 11, 1998 and the Series B-1 Preferred Stock was exchanged for Series B Preferred Stock issued on September 2, 1998. In connection with the Exchange, the Registrant issued warrants to purchase 75,000 shares of common stock.

     All of the Financings were effected pursuant to the exemption from registration provided under Section 4(2) of the Securities Act and Rule 506 of Regulation D. The purchaser in each case was an accredited investor. The Exchange was effected through an exemption from registration for exchanges with existing security holders provided under Section 3(a)(9) of the Securities Act.

     During the past three years the Registrant has also issued warrants in private placements in connection with the Registrant's commercial, leasing and financing activities. On December 21, 1998, the Registrant issued warrants to Silicon Valley Bank for the purchase of 40,000 shares of Common Stock at a price of $4.00 per share. In August 1999, the Registrant issued warrants to United States Cellular Corporation to purchase 1,000,000 shares of common stock at a price of $4.00 per share in connection with a long-term sales contract. During the last three years the Registrant also issued warrants to purchase an additional 144,764 shares of common stock at a weighted average exercise price of $3.24 per share in connection with commercial or leasing activities.


     In December 1999, the Registrant offered warrants to purchase an aggregate of 250,000 shares of common stock to holders of preferred stock to induce those holders to convert the preferred stock. If issued, the exercise price of these warrants will equal to 110% of the purchase price of the common stock issued in the public offering to which this Registration Statements relates.

     In each commercial, leasing or financing case, the securities were issued pursuant to a private placement registration exemption under Section 4(2) of the Securities Act. All of the persons to whom warrants were issued were accredited investors that obtained the warrants for investment purposes.

ITEM 16.  EXHIBITS

     See Index to Exhibits at page II-6.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to purchasers on the closing date of the offering certificates in such denominations and registered in such names as required by the purchasers.

     Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware Law, the Registrant's Certificate of
Incorporation, the Registrant's Bylaws, the Registrant's indemnification agreements or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonably grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on this 4th day of February 2000.


                                 SUPERCONDUCTOR TECHNOLOGIES, INC.


                                 By: /s/ M. Peter Thomas
                                    ------------------------------------
                                          M. Peter Thomas
                                          President, Chief Executive Officer
                                          and Chief Financial Officer


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed below by the following persons on the 4th day of February 2000 in the capacities and on the dates indicated.

         SIGNATURE                                  TITLE                              DATE


/s/ M. Peter Thomas                 President, Chief Executive Officer,        February 4, 2000
------------------------           Chief Financial Officer and Director
M. Peter Thomas                     (Principal Executive, Financial and
                                            Accounting Officer)


/s/ Glenn E. Penisten*                Chairman of the Board, Director          February 4, 2000
------------------------
Glenn E. Penisten

/s/ Robert P. Caren*                             Director                      February 4, 2000
-----------------------
Robert P. Caren

/s/ E. Ray Cotten*                               Director                      February 4, 2000
-----------------------
E. Ray Cotten

/s/ Dennis Horowitz*                             Director                      February 4, 2000
----------------------
Dennis Horowitz

/s/ Richard M. Johnston*                         Director                      February 4, 2000
----------------------
Richard M. Johnston


/s/ John D. Lockton*                             Director                      February 4, 2000
----------------------
John D. Lockton

/s/ Joseph C. Manzinger*                         Director                      February 4, 2000
----------------------
Joseph C. Manzinger

/s/ J. Robert Schrieffer*                         Director                      February 4, 2000
----------------------
J. Robert Schrieffer

* By:  /s/ M. Peter Thomas
     --------------------------
     M. Peter Thomas, Attorney-in-fact

                                INDEX TO EXHIBITS

EXHIBIT NO.                DESCRIPTION OF DOCUMENT
      4.1                  Form of Common Stock Certificate[1]
      4.2                  Form of Series A-2 Preferred Stock Certificate[9]
      4.3                  Form of Series A-3 Preferred Stock Certificate[9]
      4.4                  Form of Series B-1 Preferred Stock Certificate[9]
      4.5                  Form of Series C Preferred Stock Certificate[9]
      4.6                  Form of Representative's Warrant Agreement[1]
      4.7                  Form of warrant issued to Van Kasper & Company[2]
      4.8                  Form of warrant issued to holders Series A-2 and Series A-3 Preferred Stock[9]
      4.9                  Form of warrant issued to holders of Series B-1 Preferred Stock[9]
      4.10                 Form of warrant issued to holders of Series C Preferred Stock[9]
      4.11                 Form of warrant issued in connection with the Exchange Agreement dated February 26, 1999[9]
      4.12                 Form of warrant issued to Silicon Valley Bank dated December 21, 1998[9]
      4.13                 Series C Preferred Stock Purchase Agreement dated March 5, 1999[9]
      4.14                 Second Amended and Restated Stockholder Rights Agreement dated February 26, 1999[9]
      4.15                 Amended and Restated Registration Rights Agreement dated February 26, 1999[9]
      4.16                 Registration  Rights Agreement with Silicon Valley Bank dated December 21, 1998[9]
      4.17                 Certificate of Designation  for Series D Preferred Stock[10]
      4.18                 Third Amended and Restated Stockholder Rights Agreement [10]
      4.19                 Form of issued to holders of Series D Preferred Stock[10]
      4.20                 Form of Series D Preferred Stock Certificate[10]
      4.21                 Warrant  issued  to PNC  Bank,  National  Association  in connection with Credit Agreement[10]
      4.22                 Registration  Rights Agreement with United States  Cellular  Corporation[11]
      4.23                 Form of Warrant  issued to United States Cellular Corporation [11]
      5.1                  Opinion of Nida & Maloney,  LLP regarding  legality of the  securities being issued+
     10.1                  Technology Agreement between the Registrant and Lockheed Corporation dated January 8, 1988[1]*
     10.2                  Technical  Information  Exchange Agreement  between the Registrant and Philips dated September  1989[1]
     10.3                  Standard  Industrial  Lease  between  the  Registrant  and UML Real  Estate Partnership dated
                           January 1, 1990 Sublease between Registrant and Consolidated Packaging Machinery Company d.b.a.
                           Industrial Automation Corporation dated October 25, 1989[1]
     10.4                  Form of Consulting Agreement[1]
     10.5                  Form of Employee Proprietary Information Agreement[10]
     10.6                  1992 Director Option Plan[1]
     10.7                  Form of Indemnification Agreement[1]
     10.8                  License  Agreement  between  the  Registrant  and the  University  of Arkansas  dated  April 9,  1992, as  amended[1]
     10.9                  Loan  and  Security Agreement  between the  Registrant  and  Silicon  Valley Bank dated May 17,  1991, as  amended[1]
     10.10                 1992 Stock Option  Plan[1]
     10.11                 Proprietary Information & Patents Inventions Agreement among the Registrant, E-Systems, Inc. and various other parties; Purchase Order dated October 10, 1991[1]
     10.12                 Joint Venture Company (JVC) Agreement between the Registrant and Sunpower Incorporated dated April 2,
                           1992[1]*
     10.13                 Government Contract issued to Registrant by the Defense Advanced Research Projects Agency through the
                           Office of Naval Research dated September 4, 1991[1]
     10.14                 License Agreement between the Registrant and E.I. DuPont de Nemours and Company dated December 1992[2*]
     10.15                 Note and Warrant Purchase Agreement dated December 28, 1992[1]

 EXHIBIT NO.               DESCRIPTION OF DOCUMENT

     10.16                 Superconductor Technologies Inc. Purchase Agreement[3]*
     10.17                 Loan and Security Agreement between Registrant and Silicon Valley Bank dated August 26, 1994[4]
     10.18                 Form of Distribution Agreement[4]
     10.19                 Amended and Restated 1988 Stock Option Plan, as amended, with form of stock option agreement[4]
     10.20                 Loan and Security Agreement between Registrant and Silicon Valley Bank dated June 27, 1995[5]
     10.21                 Joint Venture Agreement between Registrant and Alantac Technologies (S) Pte Ltd., dated May 20, 1996[6]*
     10.22                 Employment Offer Letter to M. Peter Thomas dated April 3, 1997[7]
     10.23                 Employment Agreement with E. Ray Cotten dated July 1, 1997[8]
     10.24                 Amendment dated December 21, 1998 to the Loan and Security Agreement between Registrant and Silicon
                           Valley Bank dated August 26, 1994[9]
     10.25                 PNC Bank, National Association Credit Agreement[10]
     10.26                 United States Cellular Corporation Purchase Agreement[11]
     13.1                  Quarterly  Report on Form 10-Q for the quarter  ended October 2, 1999, as amended
     23.1                  Consent of PriceWaterhouseCoopers LLP
     23.2                  Consent of Nida & Maloney, LLP+
     24.1                  Power of Attorney+
---------------

[1] Incorporated by reference from the Registrant's Registration Statement on Form S-2 (File No. 33-56714).
[2] Incorporated by reference from Amendment No. 1 to the Registrant's Registration Statement on Form S-2 (File No. 33-56714).
[3] Incorporated by reference from the Registrant's Annual Report on Form 10-K filed for the year ended December 31, 1993.
[4] Incorporated by reference from the Registrant's Annual Report on Form 10-K filed for the year ended December 31, 1994.
[5] Incorporated by reference from the Registrant's Annual Report on Form 10-K filed for the year ended December 31, 1995.
[6] Incorporated by reference from the Registrant's Registration Statement on Form S-2 (File No. 333-10569).
[7] Incorporated by reference from the Registrant's Report on Form 10-Q filed on May 8, 1997 for the quarter ended March 29,1997.
[8] Incorporated by reference from the Registrant's Annual Report on Form 10-K filed for the year ended December 31, 1997.
[9] Incorporated by reference from the Registrant's Annual Report on Form 10-K filed for the year ended December 31, 1998.
[10] Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended July 31, 1999
[11] Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended October 2, 1999, as amended.
+ Previously filed.
* Confidential treatment has been previously granted for certain portions of these exhibits.